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                                                                     EXHIBIT 99


                             [MARNETICS LETTERHEAD]




FOR IMMEDIATE RELEASE
JULY 30, 2001


                   BOARD APPROVES APPOINTMENT OF SHLOMO HARARI
             AS THE NEW CEO OF MARNETICS BROADBAND TECHNOLOGIES LTD.



RA'ANANA, ISRAEL - The Board of Directors of Marnetics Broadband Technologies Ltd. (AMEX: MXB), approved the appointment of Shlomo Harari as the new CEO of the Company. On September 1, 2001, following a transition period, he will replace David Sheetrit, who has served as Acting CEO since mid-May. David Sheetrit will continue to serve in his post as Marnetics' Chief Operating Officer.

Mr. Harari brings to Marnetics two decades of proven industry and venture execution and success, characterized by guiding six technology companies into high revenue generation, strategic partnerships and business development. Most recently, Mr. Harari was independently employed in a consulting firm, which leveraged his experience and contacts for the benefit of his clientele.

Jacob Ben-Gur, Chairman of the Board of Marnetics Broadband Technologies Ltd., warmly welcomed Mr. Harari to the Company and said, "Shlomo is committed to success and is determined to work with people who are motivated to achieve the Company's goals. His energy and engaging personality are a bonus to his impressive entrepreneurial and vast managerial experience. We anticipate promising results from Shlomo and the staff at Marnetics, as his vision and results-oriented approach pervade the organization."


ABOUT MARNETICS
Marnetics Broadband Technologies Ltd., through its wholly-owned subsidiary, Marnetics Ltd., specializes in the development and marketing of Internet performance enhancement solutions. Prospera(TM), the Company's product line which is currently in development , is a uniquely innovative suite of Internet traffic management solutions, incorporating Capacity Enhancement and Acceleration capabilities, as well as differentiated services. The product is intended to better manage over-subscription situations in Internet and Intranet networks. The product is currently in an advanced stage of development by Marnetics and it expects the first to be available to the market by year-end 2001. Shareholders in Marnetics include ECI Telecom (NASDAQ: ECIL), Linkware Ltd., European and Israeli venture capital funds and private investors, as well as the directors, managers and employees of Marnetics and its subsidiaries.



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                             [MARNETICS LETTERHEAD]



Information about Marnetics may be obtained from the Company's web site: www.marnetics.com or from the following contact:

Karen Gold Anisfeld, Vice President
Telephone:  ++ 972-9-761-6862;  Facsimile:  ++ 972-9-744-7715
Mobile:     ++ 972-54-209-578
Email:      karen@marnetics.com


CERTAIN STATEMENTS CONTAINED IN THIS PRESS RELEASE ARE NOT HISTORICAL IN NATURE AND ARE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES SINCE THERE ARE INHERENT DIFFICULTIES IN PREDICTING FUTURE RESULTS, AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS. FOR A LIST OF MAJOR FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED, REFER TO THE FILINGS OF MARNETICS BROADBAND TECHNOLOGIES LTD. (FORMERLY NAMED STAV ELECTRICAL SYSTEMS
(1994) LTD.) WITH THE SECURITIES AND EXCHANGE COMMISSION.